Exhibit 10.1

MASTER FORMATION AND CONTRIBUTION AGREEMENT

between

ARIZONA LAND INCOME CORPORATION

and

POP VENTURE, LLC

Dated as of October 3, 2006

i

Schedules

Schedule 2A	POP Affiliates

Schedule 2B	POP Properties

Schedule 2C	Terms and Conditions of Preferred Units

Exhibits

Exhibit A	Management Advisory Agreement

Exhibit B	Registration Rights Agreement

Exhibit C	Surviving Corporation Articles

Exhibit D	Surviving Corporation By-laws

Exhibit E	UPREIT Agreement

Exhibit F	UPREIT Certificate

Exhibit G	Non-Competition Agreement

ii

THIS MASTER FORMATION AND CONTRIBUTION AGREEMENT is dated as of October 3, 2006 by and between ARIZONA LAND INCOME CORPORATION, an Arizona corporation (together with any successor by merger, “AZL”), and POP VENTURE, LLC, a Delaware limited liability company (“POP”). All terms not otherwise defined in this Agreement shall have the meanings set forth in Section 2 below.

1. PURPOSE. AZL and POP have entered into this Agreement for the purpose of setting forth the terms of the Transactions pursuant to which the parties shall create an “UPREIT” subsidiary limited partnership of AZL. The UPREIT shall acquire from POP, or the POP Members designated by POP, the Contributed Interests in the POP Affiliates in exchange for Common Units and Preferred Units. AZL and the UPREIT shall thereafter operate under the name “Pacific Office Properties” and through the POP Affiliates, shall directly or indirectly own, in full or in part and in fee simple or leasehold interests, commercial office properties. On the terms and subject to the conditions set forth herein, the parties agree to execute and deliver such additional agreements and undertake such additional actions as further provided herein, including:

•	Forming a Delaware limited partnership to serve as the UPREIT;

•	Authorizing a one-for-two reverse stock split of common stock and amendments to the charter of AZL;

•	Reincorporating AZL in Maryland;

•	Entering into an agreement with Advisor pursuant to which Advisor shall manage substantially all of the business and operations of the UPREIT and AZL;

•	Selling substantially all of the assets of AZL and declaring a special dividend of $1.00 per share to the shareholders of AZL;

•	Selling Common Units of the UPREIT or shares of common stock of AZL to affiliates of POP for $5 million;

•	Issuing a share of preferred stock of AZL to the Advisor on behalf of holders of Common Units and Preferred Units with voting rights at AZL; and

•	Obtaining all necessary approvals of the shareholders of AZL at a duly convened special meeting of the shareholders of AZL.

2.	DEFINITIONS.

As used in this Agreement, the following terms shown have the meanings set forth in this Section 2.

“Adjusted Per Share Value” shall mean the difference of (x) the average closing price per share of AZL Common Stock reported in the consolidated transaction reporting system during the ninety (90) trading days immediately preceding the date of this Agreement (but in no event less than $3.75 nor more than $4.00) minus (y) the amount of the Special Dividend; all subject to adjustment in the event of the Reverse Stock Split or any other change in the capitalization of AZL or the Surviving Corporation.

“Advisor” shall mean Pacific Office Management, Inc., a corporation to be incorporated in the State of Delaware.

“Advisory Agreement” shall mean all oral and written agreements and other contractual or other similar arrangements between AZL and AZLA or between AZL and AZLB, pursuant to which AZLA or AZLB has provided or may hereafter provide services to AZL prior to the Closing.

“Affiliate” shall mean with respect to a specified Person, a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the Person specified and shall have such additional meaning as such term has under SEC Rule 12b-2.

“Agreement” shall mean this Master Formation and Contribution Agreement.

“AMEX” shall mean the American Stock Exchange.

“AZL Common Stock” shall mean the Class A common stock, no par value, of AZL, which is listed on the AMEX.

“AZL Material Adverse Effect” shall mean an effect that would reasonably be expected to be material and adverse to the financial condition, business, or results of operations of AZL, or to the number of beneficial or record shareholders of AZL Common Stock, or that would materially and adversely affect the ability of AZL, the UPREIT or the Surviving Corporation to consummate the Transactions.

“AZLA” shall mean Peacock, Hislop, Staley & Given, Inc., an Arizona corporation.

“AZLB” shall mean ALI Advisor, Inc., an Arizona corporation.

“Closing” shall mean the closing of the Transactions.

“Closing Date” shall mean the date at which all of the Transactions are consummated.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Units” shall mean common partnership units of the UPREIT. The Common Units will have a distribution yield equal to the dividend yield of Surviving Corporation Common Stock (anticipated to have the Initial Dividend Yield immediately following Closing) and will be exchangeable into shares of AZL Common Stock initially on a one-for-one basis (subject to adjustment), provided that holders of Common Units issued at the Closing may not exchange their Common Units into shares of AZL Common Stock prior to the second anniversary of the Closing. The Common Units otherwise will have the rights, preferences, terms and conditions set forth in the UPREIT Agreement.

“Contributed Assets” shall mean certain tangible and intangible assets, including engineering reports, feasibility studies, contract rights, market studies and other intangibles owned by POP, all of which shall be contributed by POP to the UPREIT at Closing.

“Contributed Interests” shall mean the POP Membership Interests to be contributed by POP, or the POP Members designated by POP, to the UPREIT at Closing in exchange for Common Units and Preferred Units.

“Contribution Agreements” shall mean all of the Contribution Agreements (each in a form reasonably agreed among AZL, POP and the executing POP Members (if different than POP)) executed between AZL and POP, or the POP Members designated by POP, within thirty (30) days after the execution of this Agreement; and each Contribution Agreement shall relate to the particular POP Property that is owned, directly or indirectly, fully or in part and whether in fee simple or through a ground lease, by the POP Affiliate in which such POP Member(s) own membership interests. AZL shall be an intended third party beneficiary to each Contribution Agreement. “Contribution Agreement” shall mean any one (1) of the Contribution Agreements.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Act Filing” shall mean any report, form, schedule or other documents requested to be filed or filed with the SEC pursuant to the Exchange Act.

“Gross Asset Value” shall mean the value of each POP Property set forth in the Contribution Agreement for such POP Property (provided that, in the case of any POP Property for which the Contributed Interests are less than one hundred percent (100%) of the ownership interests in such POP Property, such value shall reflect only the percentage (of the total) economic interests in such POP Property that is owned by one or more POP Affiliates and represented by the Contributed Interests relating to such POP Property). For example, Gross Asset Value would equal $10 million if the POP Property had a value of $100 million and the Contributed Interest of the POP Affiliate was ten percent (10%) of the ownership interests in such POP Property.

“Independent Director” shall mean a director of the Surviving Corporation who meets the independence requirements set forth in the rules of AMEX (whether or not he or she meets the requirements of SEC Rule 10A-3).

“Initial Dividend Yield” shall mean the annual divided yield set by the Board of Directors of the Surviving Corporation for the first quarterly dividend following Closing and is anticipated by the parties to be an annual amount equal to six percent (6%) of the Adjusted Per Share Value.

“Knowledge” shall mean, in the case of AZL, the actual knowledge of any of Thomas R. Hislop, Larry P. Staley or Barry W. Peacock, and, in the case of POP, the actual knowledge of any of Jay H. Shidler, Lawrence J. Taff or James C. Reynolds.

“Management Advisory Agreement” shall mean the agreement in the form attached as Exhibit A or, if such form is not so attached, as agreed by the parties within thirty (30) days following the date of this Agreement, to be entered into at Closing among Surviving Corporation, the UPREIT and Advisor, pursuant to which Advisor will provide to and on behalf of Surviving Corporation: (a) entity administration services, (b) asset management services and (c) investment and capital management services.

“Maryland Subsidiary” shall mean a corporation to be incorporated in the State of Maryland as a wholly-owned subsidiary of AZL.

“Members Instrument” shall mean the instrument required under each Contribution Agreement to be executed by each POP Member(s) at Closing in order to convey his or her Contributed Interests in the applicable POP Affiliate.

“Mortgage Prepayment” shall mean the payment in the amount of $1,783,208.79, received by AZL on July 1, 2006 from the maker of the mortgage note receivable held by AZL.

“Net Asset Value” shall mean, for each POP Property (or Contributed Interest, in the case of any POP Property for which the Contributed Interests are less than one hundred percent (100%) of the ownership interests in such POP Property), the amount equal to (a) the difference between (i) the Gross Asset Value minus (ii) the amount, including accrued and unpaid interest, of the POP Properties Indebtedness encumbering such POP Property at Closing, as adjusted by (b) the net adjustments for the Closing prorations contemplated by this Agreement and the applicable Contribution Agreement.

“Permitted Common Dividends” shall mean regular quarterly dividends declared (whether or not paid) with respect to AZL Common Stock (and expressly excluding the Special Dividend), which regular quarterly dividends shall not exceed $0.10 per share in the aggregate for any calendar quarter beginning with the quarter ended September 30, 2006.

“Person” shall mean any individual, trust or entity of any nature.

“POP Affiliates” shall mean, collectively, the entities identified on Schedule 2A. “POP Affiliate” shall mean any one (1) of the POP Affiliates.

“POP Material Adverse Effect” shall mean an effect that would reasonably be expected to be material and adverse to the financial condition, business, or results of operations of POP, the POP Affiliates and the POP Properties, taken as a whole, or that would materially and adversely affect the ability of POP and the POP Affiliates, taken as a whole, to consummate the Transactions.

“POP Members” shall mean the members of the POP Affiliates holding the Contributed Interests prior to Closing, as more particularly identified, with each of their respective POP Membership Interests, on schedules delivered by POP at closing. “POP Member” shall mean any one (1) of the POP Members.

“POP Membership Interests” shall mean all of the limited liability company membership interests held by the POP Members in the POP Affiliates.

“POP Operating Agreements” shall mean collectively, the limited liability company operating agreements of the POP Affiliates. “POP Operating Agreement” shall mean any one (1) of the POP Operating Agreements.

“POP Properties” shall mean, collectively, the properties identified on Schedule 2B. “POP Property” shall mean any one (1) of the POP Properties. As will be addressed in more detail in the relevant Contribution Agreement: (a) certain POP Affiliates directly or indirectly own certain of the POP Properties in fee simple; (b) certain POP Affiliates directly or indirectly own leasehold interests in certain of the POP Properties; (c) certain POP Affiliates directly or indirectly own less than one hundred percent (100%) of certain POP Properties, in a tenancy-in-common with an unrelated third party; (d) certain POP Affiliates directly or indirectly own less than one hundred percent (100%) of certain POP Properties in a joint venture relationship with an unrelated third party; and (e) certain POP Affiliates directly or indirectly own a POP Property through a condominium. In the case of all of (c), (d) and (e), however, the POP Affiliates directly or indirectly hold day-to-day operational control over the relevant POP Properties.

“POP Properties Indebtedness” shall mean, for any POP Property, the unpaid mortgage debt secured by such POP Property (it being understood, however, that the collateral for such indebtedness may, depending on the POP Property in question, be a lien encumbering fee simple title, a leasehold estate or an ownership interest in a condominium); provided that, in the case of any POP Property for which the Contributed Interests are less than one hundred percent (100%) of the ownership interests in such POP Property, such amount shall reflect only that percentage of the indebtedness equal to the percentage ownership represented by such Contributed Interests relating to such POP Property. By way of example, the POP Properties Indebtedness would equal $10 million if the POP Property was encumbered with $100 million of indebtedness and the interest of the POP Affiliate was ten percent (10%) of the ownership interests in such POP Property. The POP Properties Indebtedness is expected to aggregate approximately $403,000,000 at Closing.

“Preferred Units” shall mean convertible preferred partnership units of the UPREIT, each with terms and conditions of the Preferred Units described on Schedule 2C.

“Pursuit Costs” are all out-of-pocket professional and other costs and expenses incurred in connection with all document preparation, negotiation, due diligence, regulatory approval and other actions or undertakings, incident to, in preparation for or in anticipation of this Agreement, the consummation of the Transactions, whether with respect to the POP Properties, the UPREIT, the Maryland Subsidiary or otherwise, up to a maximum amount of Five Hundred Thousand Dollars ($500,000).

“Registration Rights Agreement” shall mean the Master Registration Rights Agreement in the form attached as Exhibit B or, if such form is not so attached, as agreed by the parties within thirty (30) days following the date of this Agreement, to be entered into at Closing among AZL and the POP Members, pursuant to which AZL shall give the POP Members certain registration rights (commonly known as “demand” and “piggyback” registration rights) with respect to AZL Common Stock.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Shareholder Approval” shall mean the approval and adoption by the shareholders of AZL of this Agreement and the Transactions, all in satisfaction of the requirements of the Arizona Business Corporation Act, the Articles of Incorporation and By-laws of AZL, SEC Rule 14a-4(a)(3) and applicable AMEX rules.

“Special Dividend” shall mean a dividend with respect to AZL Common Stock in the amount of $1.00 per share, which shall, to the extent possible, constitute a “capital gain dividend” within the meaning of Section 857(b)(3)(C) of the Code.

“Superior Proposal” shall mean any bona fide, written and unsolicited acquisition proposal made by a Person that is not an Affiliate of AZL, AZLA or AZLB for a transaction which would result in (a) the shareholders of AZL immediately preceding the consummation of such transaction ceasing to hold at least a majority of the voting equity securities in the surviving or resulting Person of such transaction or (b) AZL ceasing to hold all or substantially all of AZL’s assets, taken as a whole, in either case in exchange for consideration consisting solely of cash or securities traded on a registered national securities exchange or a combination thereof and not subject to a financing contingency and otherwise on terms that the Board of Directors of AZL determines, in its good faith judgment (and taking into account all of the terms and conditions of such acquisition proposal, including any break-up fees, expense reimbursement provisions, conditions to consummation, the ability of the Person making the acquisition proposal to finance the transaction, timing of the closing thereof, as well as any revisions to the terms of the Transactions or this Agreement proposed by POP after being notified pursuant to Section 14.7) and after consultation with Bryan Cave LLP, are more favorable to AZL’s shareholders from a financial point of view than the Transactions (after taking into account any revised terms thereof) and is reasonably likely to be completed without undue delay.

“Surviving Corporation” shall mean the corporation surviving the merger of AZL with and into the Maryland Subsidiary.

“Surviving Corporation Articles” shall mean the Articles of Incorporation in the form attached hereto as Exhibit C or, if such form is not so attached, as agreed by the parties within thirty (30) days following the date of this Agreement, of the Surviving Corporation.

“Surviving Corporation By-laws” shall mean the By-laws in the form attached hereto as Exhibit D or, if such form is not so attached, as agreed by the parties within thirty (30) days following the date of this Agreement, of the Surviving Corporation.

“Surviving Corporation Class B Common Stock” shall mean the Class B common stock of the Surviving Corporation, which shall not be listed on the AMEX.

“Surviving Corporation Common Stock” shall mean the common stock of the Surviving Corporation, which shall be listed on the AMEX.

“Title Insurance Company” shall mean First American Title Insurance Company.

“Transactions” shall mean collectively all of the transactions and corporate actions contemplated by this Agreement, including the Exhibits hereto.

“UPREIT” shall mean Pacific Office Properties L.P., a Delaware limited partnership to be formed, and whose sole general partner shall be AZL and which will be the operating partnership or “umbrella partnership” in AZL’s umbrella partnership real estate investment trust structure. “UPREIT” shall also include (a) any entity or entities controlled by the UPREIT or AZL and designated by the UPREIT to acquire any of the Contributed Interests, and (b) any directly or indirectly wholly owned subsidiary entities of Pacific Office Properties, L.P. designated by Pacific Office Properties, L.P., to enter into agreements relating to real estate or to own real estate for and on behalf of Pacific Office Properties, L.P. excluding all Taxable REIT Subsidiaries (as defined in Section 856(l) of the Code).

“UPREIT Agreement” shall mean the limited partnership agreement of the UPREIT in the form attached hereto as Exhibit E or, if such form is not so attached, as agreed by the parties within thirty (30) days following the date of this Agreement.

“UPREIT Certificate” shall mean the certificate of formation of the UPREIT in the form attached hereto as Exhibit F or, if such form is not so attached, as agreed by the parties within thirty (30) days following the date of this Agreement.

3.	SHAREHOLDER APPROVAL.

3.1 Shareholders Meeting. AZL, acting through its Board of Directors, shall, subject to, and in accordance with, applicable law, (i) promptly and duly call, give notice of, convene and hold as soon as practicable, a meeting of the holders of AZL Common Stock and Class B Common Stock (the “Shareholders Meeting”) for the purpose of voting to approve and adopt this Agreement and the Transactions, all in satisfaction of the requirements of SEC Rule 14a-4(a)(3); (ii) recommend approval and adoption of this Agreement and the Transactions by the shareholders of AZL and include in the proxy statement such recommendation and (iii) take all reasonable action to solicit and obtain such approval.

3.2 Filing of Proxy Statement. As promptly as practicable following the date of this Agreement, AZL shall file a preliminary proxy statement for the Shareholders Meeting, which proxy statement shall satisfy the requirements of Section 3.1 of this Agreement and of SEC Schedule 14A. AZL shall use its commercially reasonable efforts to ensure that such proxy statement is finalized such that a definitive proxy statement can be filed no later than thirty (30) days after the filing of the preliminary proxy statement. In advance of filing the preliminary proxy statement, AZL shall provide POP with a copy of the preliminary proxy statement and provide an opportunity to comment thereon, and thereafter shall promptly advise POP of any material communication received by AZL or its advisors from the SEC with respect to the preliminary proxy statement. The description of POP, POP Affiliates, POP Members and POP Properties and of the terms and conditions of this Agreement contained in the preliminary proxy statement shall be provided by POP. Each of AZL and POP shall cooperate and shall instruct their respective agents, attorneys and accountants to cooperate in the preparation and filing of the preliminary and final proxy statements. Each of POP and AZL agrees, as to itself and its Affiliates, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the proxy statement and any supplement thereto will, at the date of mailing to AZL’s shareholders and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which such statement is made, not misleading. Each of POP and AZL further agrees that if it shall become aware, prior to the Shareholders Meeting, of any information that would cause any of the statements in the proxy statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof.

3.3 Mailing of Proxy Statement. AZL, as promptly as practicable following the satisfaction of the requirements of Section 3.2, shall cause the definitive proxy statement relating to the Shareholders Meeting mailed to its shareholders in satisfaction of the requirements of the Exchange Act, AMEX and Arizona Business Corporation Act.

4.	CONTRIBUTION.

4.1 Formation. AZL shall form the UPREIT immediately prior to Closing by filing the UPREIT Certificate with the Delaware Secretary of State and adopting the UPREIT Agreement. AZL shall be the sole general partner of the UPREIT.

4.2 POP Members Contribution. Pursuant to the terms of this Agreement and pursuant to the Contribution Agreements, the UPREIT will acquire the Contributed Interests and Contributed Assets subject to and in accordance with the terms of the Contribution Agreements. As a result, the UPREIT will acquire (fully or in part) direct or indirect ownership of the POP Properties, as more specifically described in the respective Contribution Agreement for each POP Property.

4.3 Agreed Value. AZL and POP have agreed that the aggregate Gross Asset Values, including the value attributable to the Contributed Assets, is $568,000,000 (prior to deducting the aggregate amount of the POP Properties Indebtedness), subject to the prorations and adjustments provided in the applicable Contribution Agreement, or as otherwise provided herein.

4.4 Aggregate Unit Issuance. As consideration for the contribution of the Contributed Interests and the Contributed Assets to the UPREIT, POP and the POP Members shall receive, or direct the issuance, in the aggregate, of Common Units having a value equal to twenty five percent (25%), and Preferred Units equal to seventy-five percent (75%), of an amount equal to the aggregate Net Asset Values (which would be approximately $165,000,000 on the date hereof). For the purposes of this Section, Common Units shall have a per unit value equal to the Adjusted Per Share Value. For the purposes of this Section, Preferred Units shall have a per unit value of $25.00.

4.5 Allocation Among POP Members. The Common Units and Preferred Units issuable at Closing shall be allocated as designated by POP based upon a schedule prepared by POP and delivered at Closing.

4.6 General Partner’s Contribution. Pursuant to the terms of this Agreement, at Closing, AZL shall contribute to the UPREIT all of its assets as of the Closing Date (including any AZL Assets that have not been sold prior to the Closing Date) except for any cash reserved for the payment of the Special Dividend, any Permitted Common Dividends or any accrued liabilities of AZL. In consideration for such contribution, AZL shall acquire a general partner interest in the UPREIT and become the sole general partner of the UPREIT and shall be deemed to have made a contribution to the UPREIT in an amount equal to the book value of the assets so contributed. Thereafter, AZL shall have the rights, duties, privileges and obligations as the holder of the general partner interest and as the general partner of the UPREIT and be subject to the terms and conditions of the UPREIT Certificate and the UPREIT Agreement. AZL’s general partner interest at any particular time shall be equal to the quotient obtained by dividing (i) the total number of shares of Surviving Corporation Common Stock and Surviving Corporation Class B Common Stock outstanding as of such time, by (ii) the sum of (A) the total number of shares of Surviving Corporation Common Stock and Surviving Corporation Class B Common Stock outstanding as of such time, plus (B) the total number of shares of Surviving Corporation Common Stock into which Common Units outstanding as of such time are exchangeable.

4.7 Intended Tax Treatment. The parties acknowledge that, except to the extent that any or all of POP and the POP Members receive any cash in consideration for the Contributed Interests or the Contributed Assets, the parties intend for the transfer of the Contributed Interests and the Contributed Assets in exchange for Common Units and Preferred Units to result in no current recognition (i.e., a deferral) of gain or loss for federal income tax purposes pursuant to Section 721 of the Code (such treatment, the “Intended Tax Treatment”). The parties shall cooperate in all reasonable respects with POP and the POP Members to facilitate such treatment. Without limiting the generality of the foregoing sentence, the UPREIT and AZL shall be responsible for costs associated with any Internal Revenue Service audit made directly of either or both of the UPREIT and AZL relating to their respective operations.

4.8 Termination for Tax Purposes. Because the contribution of the Contributed Interests may cause certain POP Affiliates to terminate for federal income tax purposes under Section 708(b) of the Code, the parties to this Agreement agree that the Contribution Agreements with respect to POP Membership Interests in such POP Affiliates shall provide that the POP Members shall have the right and obligation to file any final tax returns for such POP Affiliates. The parties intend that the foregoing contribution section shall not terminate or liquidate the POP Affiliates under the laws of their jurisdiction of formation for any other purpose and that each POP Affiliate shall continue to exist after Closing, with each POP Affiliate continuing to own its interest in the POP Property owned by such POP Affiliate prior to Closing but with the UPREIT as the sole member of each POP Affiliate as of the Closing Date.

5.	REVERSE STOCK SPLIT AND CHARTER AMENDMENTS.

AZL shall obtain authority at the Shareholders Meeting to effectuate an up to one-for-two reverse stock split of the AZL Common Stock (the “Reverse Stock Split”) in the discretion of AZL, and to amend the Articles of Incorporation and By-laws of AZL (the “Interim Charter Amendments”) to have provisions consistent with the provisions of the Surviving Corporation Articles and the Surviving Corporation By-laws (provided that the name of AZL shall not be changed). If so requested by POP, AZL shall consummate the Reverse Stock Split and effectuate any Interim Charter Amendments prior to the Reincorporation Effective Time. If so requested by POP, AZL shall consummate the Reverse Stock Split following the Reincorporation Effective Time.

6.	SALE OF ASSETS AND DIVIDENDS.

6.1 Sale of Assets. AZL shall use its commercially reasonable efforts (including, in its discretion, by engaging AZLA to act on its behalf) to sell on or after (and not before) the later of (x) January 15, 2007 and (y) the Closing Date, for cash, all of its assets (other than cash and cash equivalents) (“AZL Assets”) in arms’-length transactions (provided that transactions with Affiliates of AZL or AZLA shall not be prohibited provided that they are on terms at least as favorable to AZL as those that could be obtained in an arms’-length transaction, but at no less than the greater of ninety-five percent (95%) of (a) the balance sheet carrying value of the asset or (b) the par value of the note receivable, as such terms are specifically and individually approved by the Board of Directors of AZL). In the event that AZL engages AZLA to act on its behalf in order to sell the AZL Assets, AZL may pay a fee to AZLA in consideration of its services provided that (a) such fee may only be paid upon the consummation of a sale of AZL Assets to an unrelated third party; and (b) the aggregate amount of such fee shall not exceed a sum equal to one percent (1.0%) of the price at which the AZL Assets are sold to a third party.

6.2 Discharge of Accrued Brokerage Commission. AZL shall, prior to the Closing Date, pay and discharge in full all unpaid commissions owed (whether or not then due) by AZL to one or more brokers or other intermediaries in connection with its sale of assets prior to the Closing (including any sales of assets prior to the date of this Agreement). In consideration for such payments, AZL shall receive from each broker or other intermediary an instrument evidencing the full release and discharge of such obligations.

6.3 Declaration of Special Dividend. AZL, acting through its Board of Directors, shall, prior to December 31, 2006, declare the Special Dividend to its shareholders of record prior to the Closing, which Special Dividend shall, to the extent possible, constitute a “capital gain dividend” within the meaning of Section 857(b)(3)(C) of the Code and shall be used to entirely offset AZL’s net capital gain and other taxable income (if any), arising from the Mortgage Prepayment.

6.4 Restrictions on Dividends. From and after the date hereof through the Closing Date, other than the Special Dividend and any Permitted Common Dividends, AZL shall not make, declare, pay or set aside for payment any dividend payable in cash, stock or property on or in respect of, or declare or make any distribution on, any shares of its capital stock, or directly or indirectly adjust, split, combine, reclassify, redeem, purchase or otherwise acquire any shares of its capital stock.

7.	REINCORPORATION.

7.1 Incorporation and Merger. AZL shall cause the Maryland Subsidiary to be incorporated in the State of Maryland prior to the Shareholders Meeting. Promptly following the Shareholders Meeting, if Shareholder Approval is obtained, AZL shall file or cause to be filed an agreement and plan of merger (or articles of merger if permitted in such jurisdiction) to be filed with the Secretary of State of the State of Arizona and the Department of Assessments and Taxation of the State of Maryland. Pursuant to such agreement and plan of merger:

(a)	AZL shall be merged (the “Reincorporation”) with and into the Maryland Subsidiary and the separate corporate existence of AZL shall thereupon cease, and the Maryland Subsidiary shall be the Surviving Corporation;

(b)	the name of the Surviving Corporation shall be “Pacific Office Properties Trust, Inc.;”

(c)	the Articles of Incorporation of the Surviving Corporation shall be the Surviving Corporation Articles; and

(d)	the By-Laws of the Surviving Corporation shall be the Surviving Corporation By-laws.

7.2 Consequence of Merger. At and after the effectiveness of the Reincorporation (the “Reincorporation Effective Time”), the Surviving Corporation shall be governed by the laws of the State of Maryland. The assets of AZL and the Maryland Subsidiary shall transfer to, vest in, and devolve on the Surviving Corporation without further act or deed. Furthermore the Surviving Corporation shall be liable for all the debts and obligations of AZL and the Maryland Subsidiary. At and after the Reincorporation Effective Time, the Reincorporation shall have the further effects as set forth in Section 10-1107 of the Arizona Business Corporation Act and Section 3-114 of the Maryland General Corporation Law.

7.3 Board of Directors. Under the Surviving Corporation Articles, the size of the Board of Directors of the Surviving Corporation shall be five (5) to seven (7) members. Effective as of the Closing Date, three (3) of the Directors will be Jay H. Shidler, Thomas R. Hislop and Robert Denton; two (2) to four (4) of the Directors shall be nominated by POP and shall be Independent Directors. From and after the Closing Date, Jay H. Shidler shall be the Chairman of the Board of Directors of AZL.

7.4 Executive Officers. Effective as of the Closing Date, the officers of the Surviving Corporation shall include Jay H. Shidler as Chief Executive Officer and President, Lawrence J. Taff as Chief Financial Officer and Assistant Secretary and Kimberly F. Aquino as Secretary. At Closing, AZL will enter into a Non-Competition Agreement with Messrs. Shidler and Taff, in the form set forth as Exhibit G. The powers, duties and responsibilities of the officers of the Surviving Corporation shall be as set forth in the Surviving Corporation By-laws or as established by the Board of Directors of Surviving Corporation.

7.5 Effect on Capital Stock. Subject to the provisions of this Agreement, on the Closing Date, automatically by virtue of the Reincorporation and without any action on the part of any Person:

(a)	AZL Common Stock. Each share of AZL Common Stock issued and outstanding immediately prior to the Reincorporation shall be converted into one (1) share of the Surviving Corporation Common Stock. Shareholders of AZL shall not be required to exchange certificates evidencing AZL Common Stock for certificates evidencing Surviving Corporation Common Stock upon consummation of the Reincorporation.

(b)	AZL Class B Common Stock. Each share of AZL Class B Common Stock issued and outstanding immediately prior to the Reincorporation shall be converted into one (1) share of the Surviving Corporation Class B Common Stock. Shareholders of AZL shall not be required to exchange certificates evidencing AZL Class B Common Stock for certificates evidencing Surviving Corporation Class B Common Stock upon consummation of the Reincorporation.

(c)	Maryland Subsidiary Common Stock. Each share of common stock of the Maryland Subsidiary issued and outstanding immediately prior to the Closing Date shall be extinguished and have no further force or effect.

7.6 Intended Tax Treatment. The parties intend that the Reincorporation shall qualify as “reorganization” under Section 368(a) of the Code.

8.	ARRANGEMENTS WITH ADVISOR.

8.1 Termination of AZLA Engagement. At Closing, AZL shall pay to AZLA all accrued and unpaid fees and out of pocket costs due under any applicable Advisory Agreement through Closing (including any entered into pursuant to Section 6.1), in the amount not to exceed $250,000. In consideration for such payment, AZLA shall terminate, relinquish and release all claims against AZL and all rights (if any) for present and future payments including, compensation and reimbursement under, any applicable Advisory Agreement, including any other compensation in connection with the Transactions.

8.2 Termination of AZLB Engagement. At Closing, AZL shall pay to AZLB all accrued and unpaid fees and out of pocket costs due under any applicable Advisory Agreement through Closing, in the amount not to exceed $20,000. In consideration for such payment, AZLB shall terminate, relinquish and release all claims against AZL and all rights (if any) for present and future payments including, compensation and reimbursement under, any applicable Advisory Agreement, including any other compensation in connection with the Transactions.

8.3 Engagement of Advisor. At Closing, AZL shall execute and deliver the Management Advisory Agreement, and POP shall cause said agreement to be executed and delivered by Advisor. The UPREIT and AZL shall engage Advisor to manage substantially all of their business and operations. The Management Advisory Agreement shall have a term of ten (10) years, subject to early termination upon the payment of a termination fee in the amount of $1,000,000, plus accrued and unreimbursed expenses, and subject to the other terms and conditions set forth in such agreement. Pursuant to the Management Advisory Agreement, Advisor shall provide the following services to AZL and the UPREIT:

(a)	Corporate Management: Advisor will administer and operate the Surviving Corporation as a publicly traded real estate investment trust, inclusive of all tax and public company compliance activities, for a predetermined “Base Fee” of $1,500,000 per annum, plus reimbursement of certain third party costs and expenses incurred on behalf of the Surviving Corporation by Advisor as to which the Surviving Corporation is the primary obligor. This fee shall be subject to upward adjustment, based on the growth in size and scope of the Surviving Corporation and the resulting increases in responsibilities incurred by the Advisor, on the basis of a “Supplemental Fee” over and above the Base Fee, equal to the product of (x) 0.1% times (y) the aggregate value of the consolidated gross asset value of the Surviving Corporation in excess of $1.5 billion.

(b)	Investment Management. Advisor will manage the origination, underwriting, acquisition, capitalization and disposition functions for the Surviving Corporation in consideration for specific investment management fees.

(c)	Property Management. Advisor will provide all property management and leasing functions for all properties held and operated by the UPREIT in consideration for property-specific property management fees.

Advisor shall have the right, on behalf of the UPREIT, to engage third party brokers, contractors, leasing agents and others to assist it in performing the above services, and shall additionally have the right to utilize the staff, facilities and resources of various Affiliates of POP.

8.4 Proportionate Voting Preferred Stock. At Closing, AZL shall authorize, issue, sell and convey to Advisor in consideration for $2,000 paid in cash, one (1) share of Voting Preferred Stock, no par value per share, in the Surviving Corporation which will be authorized in Articles Supplementary to the Surviving Corporation Articles (the “Proportionate Voting Preferred Stock”). The Proportionate Voting Preferred Stock shall have voting rights, voting together as a single class with Surviving Corporation Common Stock, equal to the total number of shares of Surviving Corporation Common Stock issuable upon exchange of the Common Units and Preferred Units issued to the POP Members pursuant to the Transactions. As Common Units and Preferred Units are exchanged by the Surviving Corporation at the option of a POP Member for Surviving Corporation Common Stock, the number of votes attaching to the Proportionate Voting Preferred Stock will decrease by a proportionate amount. The Management Advisory Agreement shall provide that on all matters, the Advisor shall cast votes in respect to the Proportionate Voting Common Stock as, and in amounts, directed by the POP Members and their permitted transferees. The Proportionate Voting Preferred Stock shall have no dividend rights and de minimis rights to distributions upon liquidation and shall be redeemable at the election of the Surviving Corporation at such time as the Management Advisory Agreement is terminated and the Surviving Corporation becomes self-advised.

9.	SUBSCRIPTION AND REGISTRATION RIGHTS.

9.1 Subscription. At the Closing, AZL shall sell to POP, POP Affiliates, POP Members or other affiliates of POP Common Units and Surviving Corporation Common Stock, as elected by POP, for an aggregate purchase price of $5,000,000 and a price per Common Unit or share of Surviving Corporation Common Stock equal to the Adjusted Per Share Value. The purchase price shall be payable in immediately available funds at Closing.

9.2 Registration Rights. AZL shall enter into the Registration Rights Agreement at Closing with recipients of Common Units and Preferred Units. Under the Registration Rights

Agreement, AZL shall grant the recipients of Common Units and Preferred Units demand and piggyback registration rights with respect to Surviving Corporation Common Stock, which rights shall not require the Surviving Corporation to cause to be effective under the Securities Act a registration statement prior to the second anniversary of the Closing Date.

10.	CLOSING.

Closing shall take place on the Closing Date, commencing at 10:00 a.m. Central Time at the offices of Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP, 333 West Wacker Drive, Chicago, Illinois 60606, or at such other place as AZL and POP shall agree, but shall be deemed effective as of 12:01 a.m. Eastern Time on the Closing Date.

11.	REPRESENTATIONS AND WARRANTIES OF POP.

POP hereby represents and warrants to AZL, which representations and warranties shall be true and correct on the date hereof and at Closing.

11.1 Authority. POP is a limited liability company duly organized and in good standing under the laws of its jurisdiction of organization. POP has all necessary power and authority to execute, deliver and perform this Agreement and consummate all of the Transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement and the Transactions have been approved and duly authorized by all necessary action of POP. This Agreement is the valid and binding obligation of POP, enforceable against POP in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles and doctrines of general application.

11.2 Authority of POP Affiliates. Each POP Affiliate is a limited liability company duly organized and in good standing under the laws of its jurisdiction of organization, and is authorized to do business in the state in which the POP Property directly or indirectly owned (whether fully or in part) by such POP Affiliate is located, except to the extent such failure to qualify would not have a POP Material Adverse Effect. The copy of the POP Operating Agreement of each POP Affiliate delivered, or to be delivered, to AZL is true, correct and complete in all material respects as of the date delivered. Each POP Affiliate has all necessary power and authority to perform the Transactions contemplated by this Agreement. Except for the Members Instruments, the execution, delivery and performance of this Agreement and the Transactions have been approved and duly authorized by all necessary action of each POP Affiliate, except as set forth in any Contribution Agreement.

11.3 Title and Physical Condition. One or more POP Affiliates (on a direct or an indirect basis) holds (fully or in part) fee simple or leasehold title to each POP Property, as described in further detail in the Contribution Agreements. To the Knowledge of POP, and except as otherwise provided in the Contribution Agreements, there is no existing patent or latent structural or other physical defect or deficiency in the condition of any POP Property, or any component or portion thereof, that would have a POP Material Adverse Effect.

11.4 Compliance with Existing Laws. To POP’s Knowledge (i) no POP Property is in violation of any material building, zoning, environmental or other ordinances, statutes or regulations of any governmental agency, in respect to the ownership, use, maintenance, condition and operation of the POP Property or any part thereof, and (ii) the fee simple owner or ground lessee of each POP Property possesses all material licenses, certificates, permits and authorizations necessary for the use and operation of the POP Property owned or ground leased, as the case may be, by it in the manner in which it is currently being operated, except, in each case where such violation or failure would not have a POP Material Adverse Effect.

11.5 Litigation. No litigation is pending or, to POP’s Knowledge, threatened, including administrative actions or orders relating to governmental regulations, against the fee simple owner or ground lessee of any POP Property or affecting the use, operation or ownership of any POP Property or any part thereof as contemplated herein, except, in any case, such as would not have a POP Material Adverse Effect.

11.6 No Defaults. To the Knowledge of POP, neither the execution of this Agreement nor the consummation of the Transactions will: (i) subject to any approval that may be required under any or all of the POP Properties Indebtedness, the POP Operating Agreements, and any tenancy-in-common or joint venture agreement to which a POP Property may be subject, conflict with, or result in a breach of, the terms, conditions or provisions of, or constitute a default under, any agreement or instrument to which any POP Affiliate is a party or by which any POP Affiliate or any POP Property is bound, (ii) subject to any approval required under any or all of the POP Properties Indebtedness, the POP Operating Agreement, and any tenancy-in-common or joint venture agreement to which a POP Property may be subject, violate any restriction, requirement, covenant or condition to which any POP Affiliate is subject or by which any POP Affiliate or any POP Property is bound, (iii) constitute a violation of any applicable code, resolution, law, statute, regulation, ordinance, rule, judgment, decree or order applicable to any POP Affiliate, or (iv) result in the cancellation of any contract or lease pertaining to any POP Property; except in any instance in any of (i) – (iv) such as would not have a POP Material Adverse Effect.

11.7 Environmental Matters. POP has no Knowledge of any release, discharge, spillage, uncontrolled loss, seepage or filtration of oil, petroleum or chemical liquids or solids, liquid or gaseous products or any hazardous waste or hazardous substance (as those terms are used in the Comprehensive Environmental Response, Compensation and Liability Act of 1986, as amended, the Resource Conservation and Recovery Act of 1976, as amended, or in any other applicable federal, state or local laws, ordinances, rules or regulations relating to protection of public health, safety or the environment, as such laws may be amended from time to time) at, upon, under or within any POP Property that would have a POP Material Adverse Effect. To POP’s Knowledge, there is no proceeding or action pending or threatened by any person or governmental agency regarding the environmental condition of any POP Property that would have a POP Material Adverse Effect.

11.8 POP Affiliate Liabilities. Except for (i) the POP Property Indebtedness, (ii) any tenancy-in-common or joint venture agreement to which a POP Property may be subject, and (iii) any accrued liabilities and obligations of the POP Affiliate which are subject to Closing prorations pursuant to this Agreement, to the Knowledge of POP, no POP Affiliate shall have any material liabilities or obligations, either accrued, absolute or contingent or otherwise, which will not be paid or discharged on or before the Closing Date. In addition, except for the claims and liabilities described in the preceding sentence or otherwise described or disclosed in this Agreement (including the Schedules and Exhibits hereto), no POP Affiliate has, to the Knowledge of POP, received notice of, as of the date of execution of this Agreement, nor has any Knowledge of any basis for any, claim against (or liability of) the POP Affiliate arising from the business done, transactions entered into or other events occurring prior to the Closing Date, which will not be discharged by the POP Affiliate before the Closing Date.

11.9 Classified as Partnership or Disregarded Entity for Tax Purposes. Each POP Affiliate is, and at all times has been, properly administered and dealt with as a partnership or has been a disregarded entity for federal income tax purposes, and not as a “corporation”, “association” or “publicly traded partnership” taxable as a corporation.

11.10 Taxes. To the Knowledge of POP, each POP Affiliate has timely filed with the appropriate taxing authorities all returns (including without limitation informational returns and other material information) in respect of Federal, State and local taxes (collectively “Taxes”) required to be filed through the date hereof (and for which an extension has not been obtained) and will timely file any such returns required to be filed (i) on or prior to the Closing Date and (ii) with respect to all periods ending on or before the Closing Date. The returns and other information filed (or to be filed) are complete and accurate in all material respects. All material Taxes of each POP Affiliate in respect of periods beginning before the Closing Date have been timely paid, or will be timely paid prior to the Closing Date, or will be subject to Closing proration pursuant to this Agreement and, to the Knowledge of POP, each POP Affiliate has no material liability for Taxes in excess of the amounts so paid. All material Taxes that each POP Affiliate has been required to collect or withhold have been duly collected or withheld and, to the extent required when due, have been or will be (prior to Closing Date) duly paid to the proper taxing authority and no material deficiencies for Taxes of any POP Affiliate have been claimed, proposed or assessed by any taxing or other governmental authority. There are no pending or threatened audits, investigations or claims for or relating to any material additional liability to any POP Affiliate in respect of Taxes, and there are no matters under discussion with any governmental authorities with respect to Taxes that in reasonable judgment of POP, is likely to result in a material additional liability for Taxes. To the Knowledge of POP, there are no liens for Taxes (other than for current Taxes not yet due and payable) on any of the assets of any POP Affiliate. No POP Member is a person other than a United States person within the meaning of Section 7701 of the Code.

11.11 Disclosure. To the Knowledge of POP, none of this Agreement, or any of the schedules, exhibits, agreement, documents, certificates or other items prepared or supplied to AZL by, or on behalf of, POP with respect to the POP Properties or the Transactions contain any untrue statements of a material fact or omit a material fact necessary to make each statement contained herein or therein not misleading. To the Knowledge of POP, there is no fact that POP has not disclosed to AZL in writing and of which it has Knowledge that has had or would reasonably be anticipated to have a POP Material Adverse Effect. Copies of all documents referred to herein or in the schedules hereto have been delivered or made available to AZL, are true, correct and complete copies thereof, and include all amendments, supplements or modifications thereto or waivers thereunder.

11.12 No Other Representation or Warranty. Except as expressly set forth in this Section 11, POP makes no express or implied warranty of any kind whatsoever. ALL IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE ARE EXPRESSLY EXCLUDED AND EXCEPT TO THE LIMITED AND SPECIFIC EXTENT PROVIDED HEREIN OR IN ANY CONTRIBUTION AGREEMENT TO THE CONTRARY, CONTRIBUTION OF THE POP PROPERTIES IS ON A STRICT “AS-IS” BASIS.

12.	OBLIGATIONS OF POP PENDING CLOSING.

From and after the date of this Agreement through the Closing Date, POP covenants and agrees as follows:

12.1 Preparation of Exhibits. POP shall use commercially reasonable efforts to agree to the forms of agreement contemplated to be attached as exhibits to this Agreement, such agreements to contain customary and other commercially reasonable terms and conditions.

12.2 Changes in Representations. POP shall notify AZL promptly if it becomes aware of any occurrence prior to the Closing Date that would make any of its representations, warranties or covenants contained herein not true in any material respect.

12.3 Listing Application. POP shall use its commercially reasonable efforts to cause the shares of Surviving Corporation Common Stock to be listed for trading on the AMEX.

13.	REPRESENTATIONS AND WARRANTIES OF AZL.

AZL hereby represents and warrants to POP, which representations and warranties are true and correct on the date hereof, and at Closing, as follows:

13.1 Authority of AZL. AZL is a corporation duly organized, validly existing and in good standing under the laws of the State of Arizona and is duly authorized to do business and own properties in all jurisdictions in which it does business and owns properties. AZL has all necessary power and authority to execute, deliver and perform this Agreement and consummate all of the Transactions contemplated by this Agreement. Except for the AZL Shareholder Approval, the execution, delivery and performance of this Agreement and the Transactions have been approved and duly authorized by all necessary action of AZL. This Agreement is the valid and binding obligation of AZL, enforceable against AZL in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles and doctrines of general application.

13.2 Exchange Act Reporting. AZL has made all Exchange Act Filings required to be made under the Exchange Act. All such Exchange Act Filings made by AZL are in all material respects true, correct and complete and complied, and all documents required to be filed by AZL with the SEC after the date hereof and prior to the Closing will comply, in all material respects with the requirements of the Exchange Act and the applicable rules and regulations promulgated thereunder. None of AZL’s Exchange Act Filings contained, and shall not contain, any untrue statement of a material fact or omitted, or shall omit, to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or shall be made, not misleading. The financial statements of AZL included in AZL’s Exchange Act Filings fairly present, and will fairly present, the financial position of AZL, as at the respective dates thereof and the results of operations and cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein) in conformity with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

13.3 AZL Common Stock. All shares of AZL Common Stock exchangeable for Common Units issued in connection with the Transactions will be duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. All issued and outstanding shares of AZL Common Stock were issued in compliance with, or in transactions exempt from, the registration requirements of applicable federal and state securities laws. The authorized capital stock of AZL consists of 10,000,000 shares of AZL Common Stock and 10,000 shares of Class B Common Stock, no par value. There are issued and outstanding 1,851,025 shares of AZL Common Stock and 100 shares of Class B Common Stock. All such outstanding shares are fully paid and non-assessable. There are no outstanding options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase, issuance or sale of any shares of the capital stock of AZL. All dividends on the capital stock of AZL that have been authorized or declared prior to the date hereof have been paid in full. The AZL Common Stock was owned as of September 7, 2006 by 57 shareholders of record and, to the Knowledge of AZL, beneficially owned by at least 1,000 holders.

13.4 Litigation. AZL is not a party to any, and there are no pending or, to AZL’s Knowledge, threatened legal, administrative, or arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against AZL or any of its assets that, individually or in the aggregate (i) would delay or prevent AZL from performing its obligations hereunder, or (ii) would adversely affect the ability of AZL to consummate the Transactions contemplated hereby.

13.5 Corporate Documents. The copies of the articles of incorporation of AZL and by-laws of AZL, the copy of any and all Advisory Agreements, and the copies of all other books and records of AZL delivered, or to be delivered to POP, are true, correct and complete copies thereof as of the date delivered. AZL has no employees. There are no outstanding obligations under any employment agreement, consulting agreement, advisory agreement or similar agreement, employee benefit plan, stock option purchase or other equity plan or employee benefit or perquisite other than any Advisory Agreement.

13.6 Compliance with Existing Laws. To AZL’s Knowledge, AZL is in compliance in all material respects in the conduct of its business, with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, permits, licenses, franchises, certificates of authority, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses including the Sarbanes-Oxley Act of 2002. To AZL’s Knowledge, AZL possesses all material licenses, certificates, permits and authorizations necessary for the use and operation of its business in the manner in which it is currently being operated by AZL.

13.7 No Defaults. Neither the execution of this Agreement nor the consummation of the Transactions will: (i) conflict with, or result in a breach of, the terms, conditions or provisions of, or constitute a default under, any agreement or instrument to which AZL is a party or by which AZL or any of its assets are bound, (ii) violate any restriction, requirement, covenant or condition to which AZL is subject or by which AZL or any of its assets are bound, (iii) constitute a violation of any applicable code, resolution, law, statute, regulation, ordinance, rule, judgment, decree or order applicable to AZL, (iv) result in the cancellation of any contract or lease pertaining to any of AZL’s assets or (v) result in any increase in amounts due, paid or payable (including any fee for termination) to AZLA or AZLB under any Advisory Agreement. As of the date of this Agreement, AZL is not a party to any confidentiality or standstill agreement with a Person that has made, or has indicated that it intends to make, an Acquisition Proposal.

13.8 Environmental Matters. AZL has no Knowledge of any discharge, spillage, uncontrolled loss, seepage or filtration of oil, petroleum or chemical liquids or solids, liquid or gaseous products or any hazardous waste or hazardous substance (as those terms are used in the Comprehensive Environmental Response, Compensation and Liability Act of 1986, as amended, the Resource Conservation and Recovery Act of 1976, as amended, or in any other applicable federal, state or local laws, ordinances, rules or regulations relating to protection of public health, safety or the environment, as such laws may be amended from time to time) at, upon, under or within any POP Property or any contiguous real estate. To AZL’s Knowledge, there is no proceeding or action pending or threatened by any person or governmental agency regarding the environmental condition of the property of AZL.

13.9 Taxes. AZL is, and at all times during its existence has been, a “real estate investment trust” within the meaning of Section 856(a) of the Code. AZL has incurred no liability for

Taxes under Sections 857(b), 860(c) or 4981 of the Code, including (but not limited to) any Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code or any Tax arising from “redetermined rents,” “redetermined deductions” and “excess interest” described in Section 857(b)(7) of the Code. No event has occurred, and no condition or circumstance exists, which (i) presents a material risk that any Tax described in the preceding sentence will be imposed upon AZL, or (ii) presents a material risk that the Company will fail to qualify as a real estate investment trust within the meaning of Section 856(a) of the Code. AZL has neither taken nor omitted to take any action that could result in a successful challenge to its status as a real estate investment trust by the Internal Revenue Service, and no such challenge is pending or threatened. AZL and each predecessor of AZL have timely filed with the appropriate taxing authorities all returns (including without limitation information returns and other material information) in respect of Taxes required to be filed through the date hereof and will timely file any such returns required to be filed on or prior to the Closing Date. The returns and other information filed (or to be filed) are complete and accurate in all material respects. All Taxes of AZL in respect of periods ending on or before the Closing Date have been timely paid, or will be timely paid prior to the Closing Date, and AZL has no material liability for Taxes in excess of the amounts so paid. All Taxes that AZL has been required to collect or withhold have been duly collected or withheld and, to the extent required when due, have been or will be (prior to Closing Date) duly paid to the proper taxing authority. No audits of any of AZL’s federal, state or local returns for Taxes by the relevant taxing authorities have occurred, and no material deficiencies for Taxes of AZL have been claimed, proposed or assessed by any taxing or other governmental authority against AZL. There are no pending or, to the Knowledge of AZL, threatened audits, investigations or claims for or relating to any material additional liability to the AZL in respect of Taxes, and there are no matters under discussion with any governmental authorities with respect to Taxes that in reasonable judgment of AZL or its counsel, is likely to result in a material additional liability for Taxes. To the Knowledge of AZL, there are no liens for Taxes (other than for current taxes not yet due and payable) on any of the assets of AZL. The payment of the Special Dividend by AZL will create a corporate level tax deduction for AZL that will eliminate any and all of its federal income tax liability otherwise arising out of its receipt of the Mortgage Prepayment, and will effectively transfer such federal income tax liability to its shareholders.

13.10 Disclosure Controls and Procedures. None of AZL’s records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of AZL. AZL has systems of internal accounting controls effective in providing reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Without limiting the generality of the foregoing, such internal controls:

(a)	maintain records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of AZL;

(b)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of AZL are being made only in accordance with authorizations of management and directors of AZL; and

(c)	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the AZL’s assets that could have a material effect on the financial statements.

13.11 Absence of Undisclosed Liabilities. Except for items for which reserves have been established in AZL’s audited consolidated balance sheets contained in AZL’s Form 10-QSB for its quarterly period ending June 30, 2006 and which do not reflect any overstated assets, AZL has not incurred, and is not legally obligated with respect to, any material indebtedness, liability (including, without limitation, a liability arising out of an indemnification, guarantee, hold harmless or similar arrangement) or obligation (accrued or contingent, whether due or to become due, and whether or not subordinated to the claims of its general creditors) on AZL. AZL has not knowingly made nor shall make any representation or covenant in any agreement pursuant to which any loans or other assets have been or will be sold by AZL that contained or shall contain any untrue statement of a material fact or omitted or shall omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such representations and/or covenants were made or shall be made, not misleading.

13.12 Absence of Certain Changes or Events. Except as disclosed in AZL’s Exchange Act Filings, between December 31, 2005 and the date of this Agreement, (a) AZL has conducted its business only in the ordinary course and, (b) there has not been any change that has a AZL Material Adverse Effect.

13.13 Qualification as Reorganization. AZL has not taken or agreed to take any action or failed to take any action that would reasonably be expected to prevent the Reincorporation from qualifying as a reorganization within the meaning of Section 368(a) of the Code. To the Knowledge of AZL, there is no fact, condition or other circumstance that would reasonably be expected to prevent the Reincorporation from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

13.14 AZL Affiliated Transactions. Except for the agreements and arrangements referred to in Sections 6.1, 8.1 and 8.2, no officer, director, employee, shareholder or Affiliate of AZL or any Person related by blood or marriage to any such Person, is a party to any contract, agreement, arrangement, commitment or transaction with AZL or has any interest in any property, right or asset owned or used by AZL. All of such contracts, agreements, arrangements, commitments and transactions are on terms that are no less favorable to AZL than the terms that could be obtained from an unrelated third party.

13.15 Disclosure. To the Knowledge of AZL, none of this Agreement, or any of the schedules, exhibits, agreement, documents, certificates or other items prepared or supplied to POP by, or on behalf of, AZL with respect to AZL or the Transactions contain any untrue statements of a material fact or omit a material fact necessary to make each statement contained herein or therein no misleading. To the Knowledge of AZL, there is no fact that AZL has not disclosed to POP in writing and of which it has Knowledge that has had or would reasonably be anticipated to have a AZL Material Adverse Effect. Copies of all documents referred to herein or in the schedules hereto have been delivered or made available to POP, are true, correct and complete copies thereof, and include all amendments, supplements or modifications thereto or waivers thereunder.

14.	OBLIGATIONS OF AZL PENDING CLOSING.

From and after the date of this Agreement through the Closing Date, AZL covenants and agrees as follows:

14.1 Preparation of Exhibits. AZL shall use commercially reasonable efforts to agree to the forms of agreement contemplated to be attached as exhibits to this Agreement, such agreements to contain customary and other commercially reasonable terms and conditions.

14.2 Maintenance and Operation of AZL Properties and AZL Business. AZL shall continue to own the properties owned by it and to operate its business as a real estate investment trust as AZL’s business is currently operated. Without limiting the generality of the foregoing, AZL shall (i) comply with all requirements applicable to real estate investment trusts under Section 856 of the Code; (ii) not take any action, or fail to take any action, if such action or failure could reasonably be expected to result in the termination of AZL’s status as a real estate investment trust within the meaning of Section 856(a) of the Code; (iii) vigorously monitor, enforce and fully exercise all of its rights with respect to “Excess Shares” as defined in its Articles of Incorporation and (iv) diligently deploy its assets and earn income consistent with all of the asset and income tests applicable to real estate investment trusts set forth in Section 856 of the Code. Notwithstanding the foregoing AZL shall not take any action, conduct any business or enter into any agreement or transaction except as expressly required by this Agreement without the prior written consent of POP.

14.3 Government Requirements. AZL shall use its commercially reasonable efforts to comply with governmental requirements applicable to AZL.

14.4 Changes in Representations. AZL shall notify POP promptly if it becomes aware of any occurrence prior to the Closing Date that would make any of its representations or warranties contained herein not true in any material respect.

14.5 Obligations as to AZL Documents. AZL shall not, without POP’s prior written consent, amend the articles of incorporation or by-laws of AZL except pursuant to the Reincorporation, Reverse Stock Split or Interim Charter Amendment or any Advisory Agreement, or enter into any employment, consulting, advisory or similar agreements or any other agreement material to AZL.

14.6 No Other Indebtedness. AZL shall not incur any indebtedness, other than current accounts payable in the ordinary course of its business.

14.7 Acquisition Proposals.

(i) AZL shall not, at any time prior to the Closing or the termination of this Agreement, directly or indirectly, solicit, encourage or facilitate inquiries or proposals or enter into any agreement with respect to, or initiate or participate in any negotiations or discussions with any person or entity concerning, any proposed transaction or series of transactions involving or affecting AZL (or its securities or assets) that, if effected, would constitute a change of control of AZL within the meaning of such term under the Exchange Act, or would result in the acquisition, directly or indirectly, of substantially all of the assets of AZL or a liquidation, dissolution, recapitalization, merger or consolidation of AZL (each, an “Acquisition Proposal”), or furnish any information to any person or entity proposing or seeking an

Acquisition Proposal; provided, however that AZL shall not be restricted from selling its assets as and to the extent contemplated by and in all respects consistent with Section 5 of this Agreement.

(ii) Notwithstanding Section 14.7(i), nothing shall prevent AZL, prior to the approval of the Transactions by the shareholders of AZL pursuant to the Arizona Business Corporation Act (the “ABCA Approval”), from furnishing non-public information (that is not confidential information of POP) to, or entering into discussions or negotiations with, any Person (other than an Affiliate of AZL, AZLA or AZLB) in connection with an unsolicited bona fide written Acquisition Proposal received from such Person (other than an Affiliate of AZL, AZLA or AZLB) prior to the ABCA Approval, so long as prior to furnishing non-public information to, or entering into discussions or negotiations with, such Person, (a) the Board of Directors of AZL determines in its good faith judgment, after consultation with Bryan Cave LLP, that such Acquisition Proposal is likely to lead to a Superior Proposal, taking into account any revisions to the terms of the Transactions or this Agreement proposed by POP after being notified pursuant to this Section 14.7, (b) AZL is not then in breach of this Agreement, and (c) AZL enters into, and receives from such Person, an executed confidentiality agreement, which agreement shall not prohibit AZL from providing any information regarding the Acquisition Proposal to POP and which shall contain the same restrictions with respect to an Acquisition Proposal as those to which POP is subject pursuant to the confidentiality agreement into which it has entered with AZL. Nothing contained in this Agreement shall prevent the Board of Directors of AZL from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with regard to an Acquisition Proposal.

(iii) AZL further agrees that it shall (a) promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal) provide notice to POP (which notice shall be provided orally and in writing and shall identify the Person making such Acquisition Proposal and set forth the material terms thereof and shall include copies of any written materials that are a part of such Acquisition Proposal upon request by POP) of its receipt of any Acquisition Proposal, or of its receipt of any request for information relating to AZL or for access to the properties, books or records of AZL by any Person that has made, or to AZL’s knowledge intends to make, an Acquisition Proposal, (b) promptly (and in any event within 24 hours) keep POP informed of the status and any change in the terms of any such Acquisition Proposal or request (including any material amendments or proposed material amendments (including copies thereof upon request by POP)) and (c) promptly (and in any event within 24 hours of such determination) advise POP that AZL’s Board of Directors has determined that such Acquisition Proposal is likely to lead to a Superior Proposal. If POP, within five (5) business days after receiving all information required for any event described in clause (a) or (b), proposes to modify the terms and conditions of this Agreement or the Transactions contemplated herein so that such Acquisition Proposal ceases to constitute a Superior Proposal (and during such time AZL shall negotiate in good faith with POP if POP indicates a desire to negotiate with AZL), then AZL shall no longer be entitled to act pursuant to Section 14.7(ii) and shall thereafter perform all of its obligations under this Agreement unless such other Person subsequently makes another Acquisition Proposal that satisfies the requirements of Section 14.7(ii).

(iv) AZL will, and AZL will cause the officers, directors, employees, investment bankers, consultants and other agents of AZL to, immediately cease and cause to be terminated all discussions and negotiations, if any, that have taken place prior to the date of this Agreement with any parties with respect to any Acquisition Proposal. AZL agrees not to release any third party from the confidentiality and standstill provisions of any agreement to which AZL is or may become a party, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any Person to make an Acquisition Proposal.

14.8 Exchange Act Filings. AZL shall make all Exchange Act Filings on a timely basis. All such Exchange Act Filings shall be true, correct and complete and shall comply in all material respects with the requirements of the Exchange Act and the applicable rules and regulations promulgated thereunder.

14.9 Listing Application. AZL shall use its commercially reasonable efforts to cause the shares of Surviving Corporation Common Stock to be listed for trading on the AMEX.

14.10 Operations of UPREIT. AZL shall cause the performance of the Transactions to be approved and duly authorized by all necessary action of the UPREIT. AZL shall cause the UPREIT to be duly formed and to duly adopt the UPREIT Agreement and at all times following its formation to be a wholly owned subsidiary of AZL and to not engage in any business activities or conduct any operations other than in connection with the Transactions.

14.11 Operations of Maryland Subsidiary. AZL shall cause the performance of the Transactions to be approved and duly authorized by all necessary action of the Maryland Subsidiary and the Surviving Corporation. AZL shall cause the Maryland Subsidiary to be duly organized and at all times following its formation until the Reincorporation to be a wholly owned subsidiary of AZL and to not engage in any business activities or conduct any operations other than in connection with the Reincorporation.

15.	POP PROPERTIES.

15.1 Marketable Title. At Closing, the POP Properties shall be free and clear of all material liens, covenants, restrictions, easements, encumbrances, and other title exceptions or objections excepting, however, the Permitted Exceptions (hereinafter defined). Title to the POP Properties at Closing shall be good and marketable and as such will be insured by the Title Insurance Company at regular rates for regular risks, with such endorsements as the POP Members shall reasonably require.

15.2 Permitted Exceptions. As to each POP Property, the “Permitted Exceptions” are:

(i) real estate taxes and assessments not yet due and payable;

(ii) covenants, restrictions, easements and other similar agreements, provided that the same are not violated by existing improvements or the current use and operation of the POP Property, or if so violated that the same do not materially impair the value of the POP Property and that the violation of the same will not result in a forfeiture or reversion of title;

(iii) zoning laws, ordinances and regulations, building codes and other governmental laws, regulations, rules and orders affecting such POP Property, provided that the same are not violated by existing improvements or the current use and operation of the POP Property, or if so violated that the same do not materially impair the value of the POP Property or that such violation will not result in a forfeiture or reversion of title;

(iv) any minor imperfection of title which (1) does not affect the current use, operation or enjoyment of an POP Property, (2) does not render title to such POP Property unmarketable or uninsurable, and (3) does not materially impair the value of the POP Property;

(v) the POP Properties Indebtedness encumbering such POP Property;

(vi) any leases with respect to such POP Property; and

(vii) as noted in any applicable Contribution Agreement.

15.3 No Subsequent Exception. From and after the date of this Agreement, POP shall not take any action, or fail to take any action, outside of the ordinary course of its business that would cause title to the POP Properties to be subject to any material title exceptions or objections, other than the Permitted Exceptions.

16.	RISK OF LOSS.

If prior to Closing (i) condemnation proceedings are commenced against all or any material portion of the POP Properties (other than a condemnation which does not materially and adversely affect the value of the POP Properties), or (ii) if any POP Property is damaged by an uninsured casualty to the extent that the cost of repairing such damage shall be Five Hundred Thousand Dollars ($500,000) or more based on the good faith estimate of an independent contractor selected by POP, then POP and AZL shall have the right, upon notice in writing to the other party delivered within forty five (45) days after actual notice of such condemnation or fire or other casualty, to delete such POP Property from this Agreement, and thereupon the parties shall be released and discharged from any further obligations to each other with respect to such POP Property. If such POP Property is not deleted in the event of fire or other casualty or condemnation not giving rise to a right to terminate this Agreement, all of the proceeds of fire or other casualty insurance proceeds and the rent insurance proceeds payable with respect to the period prior to Closing or, of the condemnation award, as the case may be, shall be a part of the Closing.

17.	EXCLUSION OF SELECTED POP PROPERTIES.

If any POP Membership Interest(s) cannot be contributed as of the Closing Date due to the inability to obtain any requisite consent or estoppel certificate by any holder of POP Properties Indebtedness, or any tenant-in-common or joint venture partner, then POP shall have the right to delete from the Closing such POP Membership Interest and the POP Property encumbered by such POP Properties Indebtedness or tenancy-in-common or joint venture agreement, and to otherwise consummate the Transactions contemplated by this Agreement at the Closing with a corresponding reduction in the units of the UPREIT issued at Closing. In the event POP exercises such right, POP shall have the further right with respect to each such POP Membership Interest to:

(a)	contribute such POP Membership Interest(s) to the UPREIT as if originally a part of the contribution pursuant to this Agreement, provided that all requisite consents and estoppel certificates by holders of POP Properties Indebtedness, or any tenant-in-common or joint venture partner, to which such POP Property is subject are obtained and POP provides AZL notice of the exercise of this right no later than one hundred twenty (120) days following the Closing;

(b)	authorize the retention of such POP Property(s) by the POP Affiliate(s) then in possession, and thereafter such POP Affiliate(s) shall have the right to continue to own, operate and dispose of its respective interest in such POP Property(s) notwithstanding any non-competition agreement of the POP Affiliate with the UPREIT; or

(c)	cause the UPREIT and the applicable POP Affiliate(s) to enter into a master lease of such POP Affiliate’s respective interest in such POP Property(s), under which the applicable POP Affiliate, as master lessor, shall receive annual net rent in the amount of the UPREIT distributions that would have been paid to holders of the Common and Preferred Units that would have been issued upon contribution of the applicable POP Property. Under any such master lease, the POP Affiliate and the UPREIT shall, subject to the consent of any holder of POP Properties Indebtedness secured by such POP Property (or the consent of any tenant-in-common under a tenancy-in-common agreement, or a joint venture partner under a joint venture agreement, as the case may be), respectively, have put and call rights, at the agreed value of the POP Membership Interest with respect to the POP Property under this Agreement, to respectively cause the UPREIT to acquire and the POP Member to contribute the POP Membership Interests in respect of such POP Property in exchange for UPREIT Common and Preferred Units as if originally a part of the contribution pursuant to this Agreement.

18.	MUTUAL CONDITIONS PRECEDENT.

Neither POP nor AZL will be obligated to complete or cause to be completed the transactions contemplated by this Agreement unless the following conditions have been satisfied prior to or at the Closing, unless waived by POP and AZL:

18.1 No Restraint. No order to restrain, enjoin or otherwise prevent the consummation of this Agreement or the Transactions shall have been entered by any court or administrative body and shall remain in full force and effect (other than order sought by any of the parties to this Agreement).

18.2 No Termination. The obligations to consummate the Transactions shall not have been terminated pursuant to the terms of this Agreement.

18.3 Shareholder Approval. This Agreement and the Transactions shall have received Shareholder Approval.

18.4 AMEX Listing. The Surviving Corporation Common Stock shall have been approved for listing on AMEX subject only to consummation of the Reincorporation or AMEX shall have advised the parties that such listing is not subject to approval.

18.5 Consent of Lenders, Tenants-In-Common and Joint Venture Partners. Subject to Section 17 and only to the extent required under the loan documents relating to the POP Properties Indebtedness, each of the holders of the POP Properties Indebtedness shall have executed a written consent and estoppel certificate (the “Indebtedness Documents”) approving the conveyance of the Contributed Interests to the UPREIT, and stating that there has not been, and there does not currently exist any default under the POP Properties Indebtedness of such Lender; and to the extent required, each tenant-in-common or joint venture partner holding an interest in a POP Property shall have consented to the assignment of the POP Affiliate’s interest in such POP Property (collectively, “Partner Consents”).

18.6 Private Placement. The Contribution contemplated by Section 4 hereof shall be exempt from registration under the Securities Act and all applicable blue sky laws except for ministerial filings required in the State of New York and California.

19.	CONDITIONS PRECEDENT TO OBLIGATIONS OF POP.

The obligations of the POP to consummate the Transactions by this Agreement are subject to the fulfillment, prior to or upon the Closing Date, of the following conditions precedent, unless waived by POP:

(a)	AZL shall have complied with and performed in all material respects all of the covenants contained in this Agreement to be performed by AZL at or prior to the Closing Date.

(b)	AZLA, AZLB and any brokers or other intermediaries with outstanding claims shall have provided to AZL or the Surviving Corporation a release of claims in form and substance satisfactory to POP.

(c)	From and after the date hereof, there shall have been no AZL Material Adverse Effect.

(d)	The AZL Common Stock shall not have been delisted from AMEX, and AMEX shall not have notified AZL that it has failed to satisfy any criteria which must be met in order to continue the listing of the AZL Common Stock on AMEX.

(e)	The representations and warranties set forth in Section 13 shall be true and accurate on and as of the Closing Date, except as otherwise required by this Agreement, with the same force and effect as if they had been made at the Closing Date.

(f)	The UPREIT will be a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and the UPREIT Agreement shall have been duly adopted and in full force and effect.

(g)	The Reincorporation shall have been consummated.

(h)	Articles Supplementary setting forth rights, privileges and preferences of the Proportionate Voting Preferred Stock shall have been filed with, and accepted by the Department of Assessments and Taxation of the State of Maryland.

(i)	All consents and approvals necessary under all of the POP Properties Indebtedness documents shall have been obtained.

(j)	The POP Members shall have delivered all documents required to be delivered by the POP Members under this Agreement and otherwise to consummate the Transactions.

(k)	AZL shall have executed and delivered, or caused to be executed and delivered, all documents contemplated by this Agreement to be executed by AZL or caused to be executed by AZL or as necessary or desirable to consummate the Transactions.

20.	CONDITIONS PRECEDENT TO OBLIGATIONS OF AZL.

The obligations of AZL to consummate the Transactions contemplated by this Agreement are subject to the fulfillment, prior to or upon the Closing Date, of the following conditions precedent, unless waived by AZL.

(a)	POP shall have complied with and performed in all material respects all of the covenants contained in this Agreement to be performed by POP at or prior to the Closing Date.

(b)	From and after the date hereof, there shall have been no POP Material Adverse Effect.

(c)	Each POP Property shall be in the same order and condition as at the date of this Agreement, normal wear and tear and damage by fire or other casualty (subject to Section 16) excepted, and shall have been operated between the date of this Agreement and the Closing Date in substantially the same manner as agreed prior to the date of this Agreement of the normal, including the purchase and replacement of fixtures and equipment, and maintenance and repairs so that such POP Property shall be, except for normal wear and tear and damage by fire or other casualty (subject to Section 16 is), in substantially the same condition on the Closing Date as on the date hereof.

(d)	All payments required to be made under the POP Properties Indebtedness shall have been made when due between the date hereof and the Closing Date; and none of the POP Properties Indebtedness shall be in default as of the Closing Date.

(e)	No POP Affiliate shall have any indebtedness, other than the POP Properties Indebtedness, current accounts payable in the day-to-day operation of the POP Properties and other obligations subject to Closing proration pursuant to this Agreement.

(f)	The representations and warranties set forth in Section 11 shall be true and accurate on and as of the Closing Date with the same force and effect as if they had been made at the Closing Date.

(g)	POP, the POP Affiliates and POP Members shall have executed and delivered, or caused to be executed and delivered, all documents contemplated by this Agreement to be executed by the POP Members or caused to be executed by POP, the POP Affiliates, and POP Members or as necessary or desirable to consummate the Transactions.

21.	DELIVERIES BY POP.

At Closing, POP shall deliver, or cause the delivery of, the following documents:

(a)	Members Instruments executed by each POP Member.

(b)	An assignment executed by POP of all right, title and interest of POP in and to the Contributed Assets.

(c)	A release from each POP Member releasing the POP Affiliates and the UPREIT (and its designee(s)) from any obligations and liabilities with respect to the original formation of the POP Affiliates, and any other matter arising from business done, transactions entered into or events occurring prior to the Closing Date.

(d)	A joinder of the UPREIT Agreement executed by each POP Member or its designated recipients of Preferred Units and Common Units.

(e)	A certification of non-foreign status as required by the Code executed by each POP Member.

(f)	The Registration Rights Agreement executed by each POP Member or its designated recipients of Preferred Units and Common Units.

(g)	The Management Advisory Agreement executed by Advisor.

(h)

An option granted by POP and any affiliated entities designated by POP exercisable by the UPREIT to cause POP or such affiliated entities to contribute to the UPREIT at values equal to their cost in consideration for Common Units and Preferred Units of the UPREIT (or, at the option of the

UPREIT to sell to the UPREIT for cash in the same amount), those parcels of real property identified as of the Closing, as being the subject matter of (i) an outstanding and unaccepted offer by POP (or such designated affiliated entities); or (ii) an accepted offer from POP (or such designated affiliated entities) as to which the subject purchase transaction has not yet closed; or (iii) an acquisition by POP (or such designated affiliated entities) after the date of this Agreement and prior to or within an agreed time after the Closing.

(i)	Indebtedness Documents executed by each holder of POP Properties Indebtedness, and Partner Consents.

(j)	An original letter executed by the POP Affiliates advising the tenants of the POP Properties of the change in control and management of the POP Properties and directing that rents and other payments thereafter be sent to the UPREIT or as UPREIT may direct.

(k)	Possession of the POP Properties from the POP Affiliates in the condition required by this Agreement and the keys therefor.

(l)	All such documents and instruments (including, without limitation, an accredited investor’s questionnaire from each of the POP Members for the purposes of confirming accredited investor status) as may be reasonably required to allow the UPREIT to comply with federal and state securities law requirements with respect to the issuance of the Common Units and Preferred Units.

(m)	Such other documents and items (customarily delivered in transactions similar to the Transactions) as may be reasonably required under the terms of this Agreement or relating to the Transactions to reasonably effect the purposes of this Agreement or consummate the Transactions (including any of the foregoing required by the Title Insurance Company).

22.	AZL PERFORMANCE AND DELIVERIES BY AZL.

At the Closing, AZL shall deliver, or cause the delivery of the following documents:

(a)	A certificate from the Surviving Corporation’s transfer agent attesting to the registration of the Common Units and the Preferred Units in the names of the POP Members on the books and records of the UPREIT.

(b)	The Registration Rights Agreement executed by the Surviving Corporation.

(c)	A written confirmation of the termination of any and all Advisory Agreements to which AZLA is party and release of all claims by AZLA, in form and substance satisfactory to POP.

(d)	A written confirmation of the termination of any and all Advisory Agreements to which AZLB is party and release of all claims by AZLB, in form and substance satisfactory to POP.

(e)	The written release of all claims by all brokers or other intermediaries utilized by AZL or the Surviving Corporation, in form and substance satisfactory to POP.

(f)	The Management Advisory Agreement, executed by the Surviving Corporation and the UPREIT.

(g)	The joinders to the UPREIT Agreement executed by the POP Members, each counter-executed by the UPREIT.

(h)	Evidence of the contribution by AZL of all of its assets (except for any reserve in the amount of a previously declared and unpaid dividend) to the UPREIT.

(i)	Instruments and agreements of assumption by the UPREIT of the POP Properties Indebtedness reasonably requested by any holder of POP Properties Indebtedness.

(j)	Instruments and agreements of assumption or indemnification by the UPREIT of any environmental or “carve-out” obligations of any POP Affiliate under the POP Properties Indebtedness.

(k)	Such other documents and items (customarily in delivered in transactions similar to the Transactions) as may be reasonably required under the terms of this Agreement or relating to the Transactions to reasonably effect the purposes of this Agreement or to consummate the Transactions.

23.	CLOSING CHARGES; PRORATIONS AND ADJUSTMENTS.

23.1 All title examination charges, title insurance premium, survey costs, environmental assessment charges, notary fees and other such third party charges relating to the Transactions shall be paid by the Surviving Corporation, but if such amounts are customarily paid by a seller in a substantial commercial transaction in the jurisdiction in which the applicable POP Property is located, the value of the contribution deemed made by the POP Members with respect to such POP Property shall be reduced in the corresponding amount and the number of Common and Preferred Units issuable to the POP Members shall be correspondingly reduced.

23.2 Although POP and AZL intend that no real estate transfer or recording fees or taxes will be due in connection with the contribution of the POP Membership Interests, if it is finally determined that such taxes are due and payable in connection herewith, such real estate transfer or recording fees or taxes shall be paid by the party who customarily pays such costs in a substantial commercial transaction in such jurisdiction.

23.3 The POP Members and AZL shall each pay their own due diligence costs and legal, brokerage, lenders, investment banking and accounting costs and fees related to the Transaction and preparation of this Agreement and all documents required to settle the transaction contemplated hereby; provided, however, AZL shall cause the UPREIT to pay all documented third party investment banking and other transaction costs incurred by POP and POP Affiliates and payable at the Closing; when such payment is made, the value of the contribution deemed made by the POP Members shall be reduced in the corresponding amount and the number of Common and Preferred Units issuable to the POP Members shall be correspondingly reduced.

23.4 With respect to each of the POP Properties, as of the 12:01 a.m. on the Closing Date, there shall be apportioned between the POP Affiliate formerly owning (whether fully or in part) an interest in such POP Property and the UPREIT (1) rent under all leases of POP Properties, including, but not limited to, ground leases (2) interest under all of the POP Properties Indebtedness, (3) taxes, insurance and operating expenses of such POP Property to the extent borne by the owning POP Affiliate, (4) payments with respect to the items listed in the preceding clause (3) that are received from tenants to the extent prepaid (including all security deposits) or paid in arrears to the owning POP Affiliate, (5) deposits, and (6) other matters customarily prorated in substantial commercial real estate transactions involving office properties in the respective jurisdictions in which the POP Properties are located. All management agreements between the POP Affiliates and POP (or any affiliate) shall be terminated as of the Closing Date, and all fees due under such agreements through Closing shall be paid by the POP Affiliate. Any amounts due pursuant to this Section 23.4 shall be paid in cash at the Closing. To the extent that the amount of the items to be adjusted are not reasonably ascertainable as of the Closing Date, such as tenant chargebacks or collections for tenant reimbursements, they shall be adjusted promptly after the determination of the amount thereof.

23.5 The POP Affiliates shall be reimbursed for any escrows maintained under any of the POP Properties Indebtedness and assigned to the UPREIT, which reimbursement shall increase the value of the contribution deemed made by the POP Members and the number of Common and Preferred Units issuable to the POP Members shall be correspondingly increased.

23.6 It is acknowledged and agreed that, on or prior to the Closing, the POP Affiliates may distribute to the POP Members all cash and assets of each such POP Affiliate other than the POP Properties.

24.	PARTNERSHIP LIABILITIES AND SALES OF POP PROPERTIES.

24.1 For a period of ten (10) years following the Closing, the Surviving Corporation shall not, and shall cause the UPREIT to not:

(a)	sell the POP Properties (or membership interests or other equity interests in the POP Affiliates or successors thereto) other than pursuant to a tax-deferred exchange effectuated in compliance with Section 1031 of the Internal Revenue Code, and shall refrain from selling any acquired replacement properties (or membership interests therein) other than pursuant to Section 1031;

(b)	defease or prepay any of the POP Properties Indebtedness other than for purposes of concurrent refinancing of those assets with non-recourse mortgage debt of equal or greater amount;

(c)	subject any of the POP Properties to cross-default or cross-collateralization with other assets of the UPREIT; and

(d)	provide any guaranty or additional collateral for any of the assumed debt encumbering the POP Properties.

24.2 For a period of ten (10) years following the Closing, the Surviving Corporation shall and shall cause the UPREIT to:

(a)	promptly replace any POP Properties that are condemned or lost to casualty;

(b)	provide, in the event of an unavoidable loss of mortgage indebtedness allocable as basis to any POP Properties, whether through transfer of ownership of an POP Property to a taxable subsidiary of the Surviving Corporation or otherwise, an opportunity for the POP Members in question to replace such indebtedness for tax basis purposes with a surrogate for lost basis in the form of a liquidation-based guaranty of a sufficient quantity of UPREIT payables and obligations outstanding at any time; and

(c)	provide, in the event of an inability of the UPREIT to comply with the above parameters, a make-whole cash payment by the UPREIT to the POP Members in the full amount of all state and federal tax obligations incurred by them pursuant to special allocations of built-in gain made to them as a result of the sale, defeasance or failure of replacement of a contributed POP Property (or membership interests or other equity interests in the POP Affiliates or successors thereto), in the full amount of the resulting state and federal tax obligations of the POP Members (at the maximum personal rate), plus a gross-up payment sufficient to defray the state and federal taxes applicable to such make-whole payment.

24.3 Without limitation of the above, at such time as any sale or defeasance of a POP Property (or membership interests or other equity interests in the POP Affiliates or successors thereto) is foreseeable, or a condemnation or casualty has occurred or is in process (in the case of a condemnation), the UPREIT shall promptly notify the relevant POP Members of such known facts, and shall provide them with full disclosure of the operative circumstances, and an opportunity to provide input with respect to the determination of the strategy for perpetuating tax deferral.

25.	NOTICES.

All notices and other communications under this Agreement shall be addressed as follows, shall be sent by a reputable national overnight delivery service, given in person or sent by facsimile and shall be deemed given one (1) business day after delivery and acceptance by such reputable national overnight delivery service and be deemed given upon receipt if (b) given in person; or (c) sent by facsimile for which the transmitting facsimile machine generates evidence of complete transmission in each case addressed as follows:

If to AZL:

Arizona Land Income Corporation

2999 N. 44th Street

Suite 100

Phoenix, Arizona 85018

Attention: Mr. Thomas Hislop

Facsimile: (602) 952-0924

with a copy to:

Bryan Cave LLP

Two North Central Avenue

Suite 2200

Phoenix, Arizona 85004

Attention: Mr. Joseph Richardson

Facsimile: (602) 716-8454

If to POP:

POP Venture, LLC

c/o The Shidler Group

841 Bishop Street

Suite 1700

Honolulu, Hawaii 96813

Attention: Mr. Jay H. Shidler

Facsimile: (808) 533-4700

and

POP Venture, LLC

c/o The Shidler Group

9 West 57th Street

Suite 1670

New York, New York 10019

Attention: Mr. Robert Denton

Facsimile: (212) 688-3473

with a copy to:

through June 30, 2007:

Barack Ferrazzano Kirschbaum

    Perlman & Nagelberg LLP

333 West Wacker Drive

Suite 2700

Chicago, Illinois 60606

Attention: Howard A. Nagelberg, Esq.

Facsimile: (312) 984-3150

    after June 30, 2007:

Barack Ferrazzano Kirschbaum

    Perlman & Nagelberg LLP

200 West Madison Street

Suite 3900

Chicago, Illinois 60606

Attention: Howard A. Nagelberg, Esq.

Facsimile: (312) 984-3150

26.	DUE DILIGENCE.

Upon reasonable notice and subject to applicable laws relating to the exchange of information, AZL shall afford to the officers, employees, accountants, counsel and other representatives of POP, access, during normal business hours during the period commencing on the date hereof and prior to the

Closing, to all of AZL’s properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives, and, during such period, AZL shall make available to POP all information concerning AZL’s businesses and properties as POP may reasonably request and shall provide POP with such assistance as POP may reasonably request in planning and implementing the Transactions.

27.	NO PUBLIC DISCLOSURE.

Subject to compliance with federal and state securities law disclosure requirements, AZL and the POP agree that no press releases or other public disclosures shall be made by AZL (or any person or entity affiliated with or controlled by AZL) or POP (or any person or entity affiliated with or controlled by any POP Member) regarding the Transactions without the prior written approval of AZL and POP.

28.	TERMINATION; DEFAULT.

28.1 At any time prior to the Closing Date, this Agreement may be terminated (1) by mutual written consent of AZL and POP; (2) by AZL or POP if (A) there shall be any order in effect preventing consummation of the transactions contemplated by this Agreement (other than an order sought by any of the parties), or (B) there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any governmental entity that makes consummation of the transactions contemplated by this Agreement illegal, or the economic effect of which would be materially and adversely burdensome to any party to this Agreement or, in the case of any POP Affiliate, or its POP Members (and the party so burdened may elect to terminate); (3) by POP if the Closing Date is not on or prior to April 1, 2007; (4) by AZL, if (i) AZL has complied with the provisions of Section 14.7, (ii) AZL’s Board of Directors shall have determined, in its good faith judgment and after consultation with Bryan Cave LLP, that AZL has received a Superior Proposal and that it would be in the best interests of AZL’s shareholders to pursue such Superior Proposal, and (iii) AZL shall have paid to POP, in immediately available funds, the amount contemplated in Section 28.3(b); provided, however, that AZL may not terminate this Agreement pursuant to this Section 28.1(4) until the expiration of five (5) business days after all information regarding the Superior Proposal referenced in this Section 28.1(4) has been delivered to POP as required pursuant to Section 14.7; or (5) by POP, if, after the date hereof, AZL notifies POP pursuant to Section 13.7(iii)(c) that AZL has received an Acquisition Proposal that AZL’s Board of Directors has determined is likely to lead to a Superior Proposal.

28.2 If this Agreement shall be terminated as provided in Section 28.1, this Agreement shall forthwith become void, and there shall be no liability on the part of any party hereto to any other party, except that nothing set forth herein shall relieve a party hereto from liability for its willful breach of this Agreement or its own costs incurred with respect to costs agreed upon by each party prior to such termination. If this Agreement is terminated, each party hereto agrees to return or destroy all documents and other information received from any other party hereto as soon as practicable after the termination of this Agreement.

28.3 Notwithstanding anything contained in this Section 28 or elsewhere in this Agreement to the contrary,

(a)

subject to (b) hereof, if AZL defaults in the performance of any of AZL’s obligations under this Agreement, POP shall, as its sole and exclusive remedy, have the right either (A) to seek specific performance of this Agreement by

AZL, or (B) terminate the Agreement and receive from AZL an amount equal to its damages, including its Pursuit Costs, and its out-of-pocket expenses incurred in enforcing its rights under this Agreement.

(b)	if this Agreement is terminated by either party pursuant to Section 28.1(4) or 28.1(5), POP shall have, as its sole and exclusive remedy, the right to be paid by AZL an amount equal to Three Hundred Thousand Dollars ($300,000) plus an amount equal to its Pursuit Costs, and AZL shall pay such amount as liquidated damages and the sole and exclusive remedy of POP with no action for damages other than such amount.

(c)	if POP defaults in the performance of any of the obligations of POP under the Agreement, AZL shall, as its sole and exclusive remedy, have the right either (A) to seek specific performance of this Agreement by POP or (B) to be paid Three Hundred Thousand Dollars ($300,000) by POP Members and POP, and, upon such election by AZL, POP shall pay to AZL Three Hundred Thousand Dollars ($300,000) as liquidated damages and the sole and exclusive remedy of AZL, with no action for damages other than Three Hundred Thousand Dollars ($300,000).

29.	MISCELLANEOUS.

29.1 Entire Agreement. This Agreement (together with its Exhibits and Schedules) constitutes the entire understanding between the parties with respect to the Transactions, and all prior or contemporaneous oral agreements, understandings, representations and statements, and all prior written agreements, understandings, letters of intent and proposals, in each case with respect to the Transactions, are hereby superseded and rendered null and void and of no further force and effect. Neither this Agreement nor any provisions hereof may be waived, modified, amended, discharged or terminated except by an instrument in writing signed by the party against which the enforcement of such waiver, modification, amendment, discharge or termination is sought, and then only to the extent set forth in such instrument.

29.2 Time of the Essence. Time is of the essence of this Agreement. If any date herein set forth for the performance of any obligations by POP or AZL or for the delivery of any instrument or notice as herein provided should be on a Saturday, Sunday or legal holiday, the compliance with such obligations or delivery shall be deemed acceptable on the next business day following such Saturday, Sunday or legal holiday. As used herein, the term “legal holiday” means any state or federal holiday for which financial institutions or post offices are generally closed in the State of Illinois for observance thereof.

29.3 Conditions Precedent. The waiver of any particular condition precedent to either party’s obligations hereunder shall not constitute the waiver of any other. POP and AZL shall each have the right, in its sole and absolute discretion, to waive any Condition Precedent for its benefit contained in this Agreement.

29.4 Construction. This Agreement shall not be construed more strictly against one party than against the other merely by virtue of the fact that it may have been prepared by counsel for one of the parties, it being recognized that both POP and AZL have contributed substantially and materially to the preparation of this Agreement. The headings of various Sections in this Agreement are for convenience only, and are not to be utilized in construing the content or meaning of the substantive provisions hereof.

29.5 Governing Law Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois. The parties: (x) agree that any suit, action or legal proceeding relating to this Agreement may be brought in any federal court located in the Chicago, Illinois metropolitan area, if federal jurisdiction is available, and, otherwise, in any state court located in such metropolitan area; (y) consent to the jurisdiction of each such court in any such suit, action or proceeding; and (z) waive any objection which they may have to the laying of venue in any such suit, action or proceeding in either such court. Further, the parties hereby consent and submit to the personal jurisdiction of the Illinois courts, both state and federal, and hereby waive any and all objections now or hereafter existing to personal jurisdiction of said courts over them. The parties waive, to the extent permitted under applicable law, any right they may have to assert the doctrine of forum non conveniens or to object to venue to the extent any proceeding is brought in accordance with this section.

29.6 Partial Invalidity. The provisions hereof shall be deemed independent and severable, and the invalidity or partial invalidity or enforceability of any one provision shall not affect the validity of enforceability of any other provision hereof.

29.7 Certain Securities Matters. No sale of units in the UPREIT is intended by the parties by virtue of their execution of this Agreement. Any sale of units in the UPREIT referred to in this Agreement will occur, if at all, upon Closing.

29.8 Counterparts. This Agreement may be executed in any number of identical counterparts, any of which may contain the signatures of less than all parties, and all of which together shall constitute a single agreement.

29.9 Calculation of Time Periods. Notwithstanding anything to the contrary contained in this Agreement, any period of time provided for in this Agreement that is intended to expire on or prior to the Closing Date, but that would extend beyond the Closing Date if permitted to run its full term, shall be deemed to expire upon Closing.

29.10 Benefit. This Agreement is for the benefit only of the parties hereto, the POP Affiliates, the POP Members, the UPREIT and their respective nominees, successors, beneficiaries and permitted assignees and no other person or entity shall be entitled to rely hereon, receive any benefit herefrom or enforce against any party hereto any provision hereof.

29.11 No Survival. Except as otherwise explicitly set forth in this Agreement, all representations, warranties, covenants and agreements of the parties in this Agreement or in any instrument delivered by the parties pursuant to this Agreement (other than the agreements, covenants and obligations set forth herein which are contemplated to be performed after the Closing) shall not survive the Closing.

29.12 Fax Signatures. Any signature page hereto delivered by a fax machine or telecopy machine shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto. Any party who delivers such a signature page agrees to later deliver an original counterpart to any party that requests it.

29.13 Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Any reference to any federal, state, local or foreign statute or law, statute, rule or regulation will be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The use of the word “including” and similar expressions means “including without limitation” and unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” shall not be exclusive. Unless otherwise noted, all references to sections, exhibits and schedules are to sections, exhibits and schedules to this Agreement. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. The parties hereto intend that each representation, warranty and covenant contained herein shall have independent significance. If any party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party has not breached shall not detract from or mitigate the fact that such party is in breach of the first representation, warranty or covenant. All references to agreements hereunder include all exhibits and schedules to such agreements and shall mean such agreements as they may be amended, restated, supplemented or otherwise modified from time to time.

*****

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

POP VENTURE, LLC, a Delaware limited liability company

By:	POP FUNDING, its managing member

	By:	JHS MANAGER, LLC, its manager

By:
Jay H. Shidler
Sole Member

ARIZONA LAND INCOME CORPORATION, an Arizona corporation

By:
Name:
Title:

Schedule 2A

POP Affiliates

WFP Mezzanine A, LLC, a Delaware LLC

WFP Mezzanine B, LLC, a Delaware LLC

WFP Mezzanine C, LLC, a Delaware LLC

WFP Mezzanine D, LLC, a Delaware LLC

WFP Mezzanine E, LLC, a Delaware LLC

STIRR Davies, LLC, a Delaware LLC

Pan Am Mezzanine I, LLC, a Delaware LLC

Pan Am Mezzanine II, LLC, a Delaware LLC

Pan Am Mezzanine III, LLC, a Delaware LLC

Pan Am Mezzanine IV, LLC, a Delaware LLC

Pacific Office Properties Trust (Ward Avenue), LLC, a Delaware LLC

PBN Office, LLC, a Delaware LLC

City Center, LLC, a Hawaii LLC

Pacific Office Properties Trust / Mezzanine, LLC, a Delaware LLC

POP / USB Partners, LLC, a Delaware LLC

Pacific Office Properties Trust/Sorrento Tech, LLC, a Delaware LLC

Pacific Office Properties / Seville Mezzanine Partners, LLC, a Delaware LLC

101 Park Avenue (1100 Ward), LLC, a Delaware LLC

Schedule 2B

POP Properties

Waterfront Plaza

500 Ala Moana Boulevard

Honolulu, Hawaii 96813

Davies Pacific Center

841 Bishop Street

Honolulu, Hawaii 96813

Pam Am Building

1600 Kapiolani Boulevard

Honolulu, Hawaii 96815

First Insurance Center

1100 Ward Avenue

Honolulu, Hawaii 96814

Pacific Business News Building

1833 Kalakaua Avenue

Honolulu, Hawaii 96815

City Center

810 Richards Street

Honolulu, Hawaii 96813

City Square

3800 North Central Avenue

3838 North Central Avenue

4000 North Central Avenue

Phoenix, Arizona 85012

U.S. Bank Center

101 North First Avenue

Phoenix, Arizona 85003

Sorrento Technology Center

10140 Barnes Canyon Road

10180 Barnes Canyon Road

San Diego, California 92121

Seville Plaza

5469 Kearny Villa Road

5471 Kearney Villa Road

5473 Kearny Villa Road

San Diego, California 92123

Schedule 2C

Terms and Conditions of Preferred Units

Issuer	UPREIT.

Liquidation Preference Per Unit	$25.00.

Maturity Date	Perpetual unless earlier converted, redeemed or repurchased.

Ranking

Preferred Units shall be senior and shall have preference and priority to the Surviving Corporation Common Stock and Common Units of the UPREIT with respect to dividends, distributions and liquidation.

In addition, the Preferred Units shall be, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Surviving Corporation and the UPREIT:

(i) junior to all existing and future debt obligations of the UPREIT;

(ii) on a parity with any other classes or series of preferred securities issued out of the UPREIT; and

(iii) junior to all existing and future liabilities of any subsidiary of the Surviving Corporation and the UPREIT.

Distribution and Payment Dates

Cumulative, commencing on the date of issuance and payable in arrears

Cash distribution yield is as follows:

(i) two percent (2%) of the liquidation preference beginning on, and continuing until the day prior to the first (1st) anniversary of, the Closing Date;

(ii) three percent (3%) of the liquidation preference beginning on the first (1st) anniversary of, and continuing until the day prior to the second (2nd) anniversary of, the Closing Date;

(iii) four percent (4%) of the liquidation preference beginning on the second (2nd) anniversary of, and continuing until the day prior to the third (3rd) anniversary of, the Closing Date;

(iv) five percent (5%) of the liquidation preference beginning on the third (3rd) anniversary of the Closing Date and continuing thereafter.

Conversion Rights	Holders may surrender their Preferred Units, in integral multiples of $25.00 principal amount, for conversion into Common Units at any time after (a) the second anniversary of the Closing and (b) the consummation of a public offering of Surviving Corporation Common Stock in an amount equal to or greater than $75,000,000.

The initial conversion premium is twenty-five percent (25%) and the initial conversion rate for the Preferred Units is 7.1717 Common Units per $25.00 of liquidation preference of Preferred Units. This is equivalent to an initial conversion price of approximately $3.49 per Preferred Unit (assuming the Special Dividend is declared), subject to customary anti-dilution protections in the event of any changes in the capital structure of AZL, including but not limited to, the Reverse Stock Split.

Redemption

The Preferred Units are not redeemable by the Surviving Corporation for cash and are not redeemable by the Surviving Corporation until the fifth anniversary date of the issuance.

If the closing price of the Surviving Corporation Common Stock exceeds one hundred twenty-five percent (125%) of the conversion price for twenty (20) trading days out of thirty (30) consecutive trading days, at any time after the fifth anniversary date of the Closing, the Surviving Corporation will have the option to exercise a conversion right, requiring the holder to convert their Preferred Units into Common Units using the specified conversion ratio mentioned herein.

Preservation of REIT Status	The UPREIT may redeem the Preferred Units for cash at any time after the commencement date of this offering if necessary to preserve the REIT status of the Surviving Corporation.

Purchase of Preferred Units at Option of Holder

On fifth anniversary of the Closing Date, a Preferred Unit holder may require the Surviving Corporation to purchase any outstanding Preferred Units for the following consideration selected by the Surviving Corporation in its sole discretion:

(i) cash at a price equal to one hundred percent (100%) of the aggregate liquidation preference of the Preferred Units being offered plus accrued and unpaid distributions, if any, up to, but excluding, the purchase date; or

(ii) a five (5)-year note at market interest rate at a price equal to one hundred percent (100%) of the aggregate liquidation preference of the Preferred Units being offered plus accrued and unpaid distributions, if any, up to, but excluding, the purchase date.

Form and Denomination	The Preferred Units will be issued in minimum denominations of $25.00 and any integral multiple of $25.00.

Conversion Rate Adjustments

The conversion rate will be adjusted for all cash dividends or distributions to all or substantially all holders of shares of the Surviving Corporation Common Stock or holders of Common Units in excess of the Initial Dividend Yield. Conversion rate adjustment is based on the following formula:

R1= R     x       M

                    (M - C)

where,

R1= the adjusted conversion rate;

R = the conversion rate in effect immediately prior to the time of determination (as defined below);

M = the average sale price for the five (5) consecutive trading days prior to the trading day immediately preceding the ex-dividend date for the distribution; and

C = the amount in cash per share the Surviving Corporation distributes to holders of the Surviving Corporation Common Stock and UPREIT Common Units in excess of the amount that would have been payable under the Initial Dividend Yield.

The conversion rate will also be equitably adjusted for dividends or distributions to all or substantially all holders of shares of the Surviving Corporation Common Stock payable in shares of the Surviving Corporation Common Stock or other capital stock or distributions to all or substantially all holders of Common Units payable in Common Units or other partnership units.